Exhibit 4.47

Summary of Framework Cooperation Agreement

Party A: AirMedia Group Co., Ltd.

Address: 15/F, Sky Plaza, No.46 of Dongzhimenwai Avenue, Dongcheng District, Beijing, the PRC

Legal Representative: Guo Man

Party B: Beijing Super TV Co., Ltd

Address: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, the PRC

Legal Representative: Zhu Jianhua

I.	Incorporation of New Companies

	1.	The Parties agree to establish two new limited liability companies (hereunder as the “New Companies”), namely Company A and Company B.

2.

Upon the incorporation of the New Companies, the Parties will set up a seven-member Strategic Operation and Management Committee to make decisions on the significant developing strategies and directions of the New Companies.

	3.	Basic Information of Company A and Company B

i.

Business Scope of Company A: movie and TV series investment and production; advertisement design and production; advertisement information consulting services; convention and exhibition services; and management and investment consulting services.

		ii.	Business Scope of Company B: technology development, consulting, transfer, and training; computer software and system services; sales of computer, software and accessories.

		iii.	Management of Company A and Company B

Company A and Company B will each establish a Board which consists of five directors. Party A will appoint three directors to Company A’s board and two directors to Company B’s board, and Party B will appoint two directors to Company A’s board and three directors to Company B’s board. The chairman of Company A’s board will be nominated by Party A and the chairman of Company B’s board will be nominated by Party B. Additionally, Party B is entitled to appoint a deputy general manager and the financial executive of Company A and Party A is entitled to appoint a deputy general manager and the financial executive of Company B.

		iv.	The business license and articles of associations of the New Companies shall govern.

		v.	Employee Incentive Plans:

Upon the approvals of the boards, the New Companies may set up employee stock invention plans respectively.

II.	Cooperation Arrangement

Upon the incorporation of the New Companies, the Parties and the New Companies will develop home theatre businesses:

1.	Obtaining Broadcasting Rights for Movies and TV Series.

2.	Set up Cable TV Network.

3.	Television Program Licenses.

4.	Business Model.

5.	Encryption Technology Platform.

6.	Customer Management and Payment Platform.

7.	Establishment of Revenue Sharing System

8.	Establishment of Call Center.

9.	Revenue Distribution.

10.	Merger of the New Companies.

III.	Representations and Warranties.

IV.	Responsibilities of the Parties

V.	Confidentiality

1.

Without prior written consent of the other Party, any Party shall not disclose to any third party other than the affiliates thereof any clauses and terms of this Framework Agreement, or the business secrets of the other party and its affiliates as disclosed for the purpose of concluding and performing this Framework Agreement.

	2.	This article will survive even if this Framework Agreement is amended, modified, or terminated.

VI.	Miscellaneous

	i.	Any dispute arising from the execution and performance of this Agreement, or related to this Agreement shall be resolved through mutual consultation of the Parties.

	ii.	This Agreement will become into effect upon execution by the authorized representatives and approval (if necessary) of the board of directors of both Parties.